FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ANNOUNCES TWO NEW EXECUTIVE APPOINTMENTS	2.

Document 1

  NEWS RELEASE
December 18, 2013

FOR IMMEDIATE RELEASE

BLACKBERRY ANNOUNCES TWO NEW EXECUTIVE APPOINTMENTS

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced two appointments that strengthen the Company’s strategy, marketing and operations.

James S. Mackey was appointed Executive Vice President for Corporate Development and Strategic Planning, joining the Company with years of experience executing highly successful corporate strategies that drive growth.  Mark Wilson was named Senior Vice President of Marketing and brings extensive experience building brand preference and driving integrated marketing for a number of well-known companies.

“Jim and Mark are important appointments for BlackBerry as they bring extensive experience and add the necessary leadership and depth that will help us drive our transformation,” said John Chen, Executive Chair and CEO of BlackBerry. “I have worked extensively with both of them in the past, have the utmost respect for their experience and accomplishments, and we have developed close and trusted relationships with each other that will enable us to cohesively manage the changes required to reshape BlackBerry.”

Before joining BlackBerry, Mackey served as Senior Vice President of Corporate Development at Open Text Corp., as well as head of Corporate Development at SAP, where he developed and led the Company’s global merger and acquisitions group, including completing more than 40 acquisitions.

Wilson will join BlackBerry in January from Avaya, where as CMO he led the marketing transition to a customer-solutions orientation. He previously served as Senior Vice President of Corporate and Field Marketing at Sybase, and has extensive experience in marketing roles at AT&T and KPMG. At Sybase, he oversaw branding and advertising, lead generation, sales enablement and mobile product marketing operations.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

 Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 18, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer